Thrivent Distributors, LLC

901 Marquette Avenue, Suite 2500

Minneapolis, Minnesota 55402-3211

Thrivent ETF Trust

901 Marquette Avenue, Suite 2500

Minneapolis, Minnesota 55402-3211

Re: Supplemental Distribution Services

This undertaking letter seeks memorialize the parties’ understanding of the service relationship between Thrivent Distributors, LLC (“TDL”) and Thrivent ETF Trust (the “Trust”), including the supplemental distribution-related services that TDL intends to provide to each series of the Trust (each such series a “Fund”) and the terms under which TDL will provide those services. For the avoidance of doubt, the Trust has retained ALPS Distributors, Inc. (the “Distributor”) to serve as the principal underwriter for each series of the Trust and TDL does not intend to perform any services that would cause it to fall within the meaning of “principal underwriter” under the Investment Company Act of 1940.

During the term of this letter agreement, TDL will provide some or all of the services set forth in Appendix A (the “Services”), none of which include providing investment advice. TDL will devote sufficient staff and expenditures to the performance of the Services as shall be consistent with industry standards for the marketing of shares of ETFs and will perform the Services in a professional and competent manner and shall provide such office space and equipment, telephone facilities and personnel as it determines may be reasonably necessary or beneficial in order to provide the Services at no cost to the Trust. For the avoidance of doubt, TDL will not open or maintain customer accounts for any Fund’s investment adviser or handle purchase or redemption orders for creation units of any Fund.

To assist TDL in performing the Services, TDL understands Distributor will provide TDL with sufficient quantities of all relevant documents for the Funds as TDL may reasonably request and at no cost to TDL or the Trust, including, but not limited to current copies of a Fund’s prospectus and statement of additional information (“SAI”), each as amended or supplemented from time to time. TDL shall be responsible for its own expenses in performing the Services hereunder except as otherwise provided herein.

During the term of this Letter Agreement, TDL will remain an independent contractor and will maintain all approvals and licenses necessary for the performance of the Services, including proper registration and licensing with the SEC and or FINRA, as applicable. TDL may terminate this Letter Agreement with immediate effect on written notice to the Trust and TDL will cease to perform Services hereunder upon written request by the Trust.

Very Truly Yours,

Thrivent Distributors, LLC

By:	/s/ Troy A. Beaver
Name:	Troy A. Beaver
Title:	Chief Executive Officer

Appendix A - Services

Engage in activity designed to solicit interest in the Funds by financial intermediaries, authorized participants and other institutional investors, including, but not limited to, telephone calls, visits, seminars, conferences and media interviews for financial intermediaries;

Distributing Distributor-approved sales literature and other communications (including electronic media) regarding the Fund. Individualized e-mail communications and other internal communications (including product trainings and updates) that do not qualify as Fund advertising and/or sales literature materials shall not be subject to pre-approval by the Distributor; and

Other services reasonably agreed to between the Trust and TDL.